File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the Matter of

NORTHERN FUNDS

NORTHERN INSTITUTIONAL FUNDS

NORTHERN TRUST INVESTMENTS, N.A.

THE NORTHERN TRUST COMPANY OF CONNECTICUT

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940 FROM THE DEFINITION OF

“INTERESTED PERSON” UNDER SECTION 2(a)(19) THEREOF

Please send all communications to:

Diana E. McCarthy, Esq.

Veena K. Jain, Esq.

Drinker Biddle & Reath LLP

One Logan Square

18th and Cherry Streets

Philadelphia, Pennsylvania 19103

Page 1 of 35 Pages, including Exhibits

Exhibit Index appears on Page 25

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

	)	APPLICATION FOR AN ORDER
	)	OF EXEMPTION PURSUANT TO
In the Matter of	)	SECTION 6(c) OF THE
NORTHERN FUNDS	)	INVESTMENT COMPANY ACT
NORTHERN INSTITUTIONAL FUNDS	)	OF 1940 FROM THE DEFINITION
NORTHERN TRUST	)	OF “INTERESTED PERSON”
INVESTMENTS, N.A.	)	UNDER SECTION 2(a)(19)
THE NORTHERN TRUST COMPANY	)	THEREOF
OF CONNECTICUT	)
)

I. INTRODUCTION

Northern Funds (“NF”), Northern Institutional Funds (“NIF” and together with NF the “Trusts”), Northern Trust Investments, N.A. (“NTI”) and The Northern Trust Company of Connecticut (“NTCC”, and together with NTI, the “Advisers”) (each an “Applicant” or together, the “Applicants”), each hereby file this application (the “Application”) for an order from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting from the definition of “interested person” under Section 2(a)(19) of the 1940 Act any trustee of a Trust (a “Trustee”) who might otherwise come within such definition solely by reason of having a limited direct or indirect beneficial or legal interest in publicly-traded securities issued by an investment sub-adviser to a series of the Trust1 (a “Sub-Adviser” or together the “Sub-Advisers”) or by such Sub-Adviser’s controlling parent company,2 as more fully explained below. The Applicants are not requesting exemptive relief to permit the Trustees to directly or indirectly hold interests in shares of Northern Trust Corporation, the Advisers’ parent company, or any affiliated person of the Advisers (within the meaning of section 2(a)(3) of the 1940 Act).

The Applicants request that the exemptive relief sought hereby apply to the named Applicants as well as to all registered open-end management investment companies or series thereof advised in the future by the Advisers, or any entity controlling, controlled by or under common control with (within the meaning of Section 2(a)(9) of the 1940 Act) the Advisers. All existing registered open-end management companies that currently intend to rely on the order have been named as Applicants, and

[1]	Within the meaning of Section 2(a)(20)(B) of the 1940 Act.
[2]	Within the meaning of Section 2(a)(9) of the 1940 Act.

any other existing or future open-end management investment companies intending to rely on the order in the future will comply with the terms and conditions in the Application.

II. STATEMENT OF FACTS

A. The Applicants

1. NF and NIF

Each Trust is a Delaware statutory trust registered as an open-end management investment company under the 1940 Act. NF is a series investment company currently consisting of 45 series, each of which has its own investment objectives and policies. Seven of these series hold themselves out as “multi-manager” funds (each a “Fund” and together the “Funds”), having multiple Sub-Advisers, each of which manages a portion of a Fund’s assets. NIF is a series investment company currently consisting of 24 series, each of which has its own investment objectives and policies. None of these series currently hold themselves out as “multi-manager” funds.

2. NTI and NTCC.

NTI is a direct subsidiary of The Northern Trust Company (“TNTC”), and NTCC is an indirect subsidiary of Northern Trust Corporation. NTI and NTCC are each registered as an investment adviser under the Investment Advisers Act of 1940. NTI serves as the investment adviser to the Trust, and NTCC serves as co-investment adviser with NTI to the Funds. NTCC is located at 300 Atlantic Street, Stamford, Connecticut 06901, and NTI is located at 50 South LaSalle Street, Chicago, IL 60603. NTI also serves as administrator, and TNTC as sub-administrator, of the Trust. Northern Funds Distributors LLC (“NFD”) acts as distributor of the Funds. NFD is unaffiliated with the Trust or the Advisers.

B. The Multi-Manager Structure

1. The Advisers

The Advisers serve as investment advisers to each of the Funds pursuant to an Investment Advisory and Ancillary Services Agreement between the Trust, on behalf of the Funds, and the Advisers (the “Advisory Agreement”). Under the Advisory Agreement, each Adviser, subject to the general supervision of the Funds’ board of trustees (the “Multi-Manager Board”), is responsible for: (1) selecting the Funds’ investment strategies; (2) recommending and selecting Sub-Advisers; (3) allocating and reallocating assets among the Sub-Advisers; (4) monitoring and evaluating Sub-Adviser performance; and (5) implementing procedures to ensure that the Sub-Advisers comply with the relevant Fund’s investment objective, policies and restrictions. For their services, the Advisers are entitled to an advisory fee from each Fund, which is computed daily and paid monthly based on the value of the Fund’s average daily net assets. In addition, in the interest of limiting the expenses of certain Funds, the Advisers have agreed to make payments or waive their management, administrative and/or other fees to limit the expenses of certain Funds so that the annual operating expenses of those Funds do not exceed certain amounts as set forth in the relevant prospectuses for the Funds. The reimbursements are voluntary and may be modified or terminated at any time.

In addition, pursuant to the Advisory Agreement, the Advisers: (i) monitor the compliance of each Sub-Adviser with the investment objectives, policies and restrictions of any Fund under the management of the Sub-Adviser as well as compliance with federal and state securities laws; (ii) review brokerage matters; (iii) supervise the Funds’ relationships with other service providers; (iv) review and report to the Multi-Manager Board on the performance of each Sub-Adviser and other service providers of the Funds and carry out directives of the Multi-Manager Board. The Advisers also furnish to the Funds at their own expense and without remuneration from or other costs to the Funds: (x) office space; (y) executive and other personnel, including personnel for the performance of certain clerical and other office functions; and (z) certain information and services in connection with the preparation of registration statements, prospectuses, statements of additional information and certain reports to shareholders.

2. Multi-Manager Order

The Trusts have received an exemptive order from the Commission that permits the Advisers to engage or terminate a Sub-Adviser, and to enter into and materially amend an existing sub-advisory agreement without obtaining shareholder approval (the “Multi-Manager Order”).3 The exemptive order does not permit the Advisers to enter into a sub-advisory agreement with a Sub-Adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of a Fund or the Advisers, other than by reason of serving as Sub-Adviser to a Fund, without the sub-advisory agreement, including the compensation to be paid thereunder, being approved by the shareholders of the Fund.

3. Sub-Advisers

All of the Funds’ current 22 Sub-Advisers are unaffiliated with the Advisers or the Funds.4 Each Fund has between two to four Sub-Advisers. Each Sub-Adviser, subject to the supervision and oversight of the Advisers, manages the investment and reinvestment of a portion of the assets of a Fund. The Sub-Advisers have the discretion to select portfolio securities for their portion of the Funds, but must select those securities according to the Funds’ investment objectives and restrictions.

[3]	In the matter of Northern Institutional Funds, et al., Investment Company Act Release No. 23596 (Dec. 10, 1998) (notice), Investment Company Act Release No. 23637 (Jan. 8, 1999) (order) (the “Multi-Manager Order”).
[4]	The Sub-Advisers are not “affiliated” with the Funds or the Advisers within the meaning of Section 2(a)(3) of the 1940 Act, other than by reason of serving as sub-adviser to the Funds.

Many of the current or former Sub-Advisers are either public companies or subsidiaries of public companies. These Sub-Advisers and their parent companies are typically part of large, global financial services organizations whose securities are widely traded both in domestic and foreign markets. By way of example, according to the S&P 500 fact sheet dated September 30, 2009, the median adjusted market cap for all companies in the S&P 500 was $7.98 billion, with financials representing 15.4% of the index. According to information as of September 30, 2009, the median market cap of the Russell 1000 Index was $3.945 billion, and financials is the second largest sector. A sample of companies included in the financials sector includes J.P. Morgan Chase & Co., Wells Fargo & Co., Bank of America Corp., Goldman Sachs Group, Inc., Morgan Stanley, Bank of New York Mellon Corp., U.S. Bancorp., American Express Corp., State Street Corp., PNC Financial Services Group and T. Rowe Price Group Inc. Each of these and other companies included in the two indices have subsidiaries, or may in the future have subsidiaries, which provide asset management services to registered investment companies. Because of the size of these organizations, the sub-advisory fees received in connection with services provided to the Funds generally constitute a small amount of the overall revenue of these organizations.

4. Oversight of the Sub-Advisers

Pursuant to the Advisory Agreement and the Multi-Manager Order, one the primary responsibilities of the Advisers is to conduct due diligence on prospective Sub-Advisers. The Sub-Advisers review and recommend to the Multi-Manager Board prospective Sub-Advisers for each Fund, and thereafter monitor and review each Sub-Adviser’s performance through quantitative and qualitative analysis as well as periodic in-person, telephonic and written communications with the Sub-Advisers. The Advisers review and recommend prospective Sub-Advisers from a pool of candidates to manage the Funds. In initially evaluating each prospective Sub-Adviser, the Advisers consider, among other things, the Sub-Adviser’s level of expertise, relative performance, consistency of results in the context of overall market performance and investment discipline or philosophy, as well as its personnel, facilities, financial strength, reputation and quality of services. The Advisers may allocate a Fund’s assets to additional Sub-Advisers, subject to the approval of the Multi-Manager Board, and have discretion to re-allocate each Fund’s assets among a Fund’s current Sub-Advisers.

The Advisers select Sub-Advisers based upon the Sub-Adviser’s skills in managing assets pursuant to particular investment styles and strategies. The Advisers monitor existing Sub-Advisers based on their investment styles, strategies, and results in managing assets for specific asset classes. The Advisers recommend Sub-Advisers to the Multi-Manager Board based on an allocation methodology that seeks to match Sub-Advisers based on the correlation of their investment returns and investment styles. The Advisers allocate each Fund’s assets among the selected Sub-Advisers with the goal that the investment styles of the Sub-Advisers for each Fund are complementary. Therefore, the Advisers choose the Sub-Advisers not only based on their individual performance but on their anticipated investment synergy with the other Sub-Advisers managing the assets of the same Fund.

Each sub-advisory agreement is a contract between the Advisers and the Sub-Adviser and is negotiated exclusively between the Advisers and the Sub-Adviser. However, the Multi-Manager Board approves the sub-advisory agreement with each Sub-Adviser before the Sub-Adviser is engaged. The Advisers pay each Sub-Adviser a sub-advisory fee out of the investment advisory fees that they receive from the Funds.

On an ongoing basis, the Advisers monitor the compliance of each Sub-Adviser with the investment objective(s), policies and restrictions of the relevant Fund, monitor continuity in each Sub-Adviser’s operations and any changes in investment personnel and senior management, review the performance of each Sub-Adviser and report periodically to the Multi-Manager Board on these items. The Advisers are responsible for communicating performance expectations and evaluations to each Sub-Adviser and ultimately recommending whether the sub-advisory agreement between the Advisers and each Sub-Adviser should be renewed, modified or terminated. The Advisers report to the Multi-Manager Board with respect to the results of its evaluations, monitoring functions and determinations with respect to each Sub-Adviser.

As noted above, the Advisers review and recommend the selection of each Sub-Adviser based on their continuous quantitative and qualitative evaluation of each Sub-Adviser’s skills and proven abilities in managing assets pursuant to a specific investment style. The Advisers continually monitor the performance of the Sub-Advisers to assess their overall competence. From time to time, in reliance on the Multi-Manager Order, the Advisers may determine that the services of a Sub-Adviser should be terminated and will recommend termination to the Multi-Manager Board. Similarly, from to time, in reliance on the Multi-Manager Order and with the approval of Multi-Manager Board, the Advisers appoint new Sub-Advisers to advise new Funds (or portions thereof) or to replace Sub-Advisers for existing Funds (or portions thereof). Thus, the Sub-Advisers who provide day-to-day investment advisory services to the Funds change on a frequent basis. In addition, Sub-Advisers and their parent companies are acquired from time to time by other companies, which introduces new entities to the list of Sub-Advisers and their parent companies.

C. Multi-Manager Board

The Multi-Manager Board, a series board of NF, currently has seven Trustees. Five of the Trustees are not “interested persons” of the Trust or the Advisers (within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Trustees”). 5 The Multi-Manager Board complies with the board composition requirements in Sections 10(a) and 10(b)(2) of the 1940 Act. In addition, the Funds rely on certain exemptive rules under the 1940 Act and, therefore, comply with the board composition requirement of these rules. Moreover, the Funds are obligated to comply with the board composition requirements in the Multi-Manager Order. The foregoing composition requirements are referred to below as “Board Composition Requirements.”

[5]	It is anticipated that in the future, the Funds may seek to add new Independent Trustees to increase the size of the Multi-Manager Board or replace retiring Independent Trustees.

The Multi-Manager Board is a series board that oversees only the seven current Funds.6 The Trustees of NF formed a series board at the time the Funds were initially offered as a means to manage Trustee independence with respect to the numerous Sub-Advisers that the Advisers expected to hire, without impacting the NF board’s independence. Independence issues have arisen frequently because the Multi-Manager Board is comprised of several Independent Trustees who are widely invested, in insignificant amounts, in publicly-traded securities issued by financial services companies that own or control Sub-Advisers. In addition, some of the Trustees currently delegate decision-making over these portfolios to one or more investment managers who have discretion over their investments in publicly-traded companies.

Each time a Sub-Adviser is added or a change of control occurs with respect to a Sub-Adviser as described above, there is the potential for an Independent Trustee to be disqualified as serving as an Independent Trustee, which would have jeopardized the NF board’s continued compliance with the Board Composition Requirements. A series board allows independence issues with the Sub-Advisers to be confined to the Multi-Manager Board and thereby not jeopardize the Trustees’ independence with respect to the other 38 funds within NF. The current differences in composition between the NF board and the Multi-Manager Board are as a result of independence issues for certain Trustees created by the hiring of certain Sub-Advisers and compliance with the Board Composition Requirements.

Pursuant to Section 15 of the 1940 Act, the Multi-Manager Board, including a majority of the Independent Trustees, approved the Advisory Agreement. Upon the recommendation of the Advisers and pursuant to the Multi-Manager Order and Section 15 of the 1940 Act, the Multi-Manager Board, including a majority of the Independent Trustees, approved each sub-advisory agreement with a Sub-Adviser. The Multi-Manager Board, including a majority of the Independent Trustees, also will approve any future sub-advisory agreement entered into between the Advisers and a Sub-Adviser.

III. STATUTORY PROVISIONS

Section 2(a)(19) of the 1940 Act defines two different kinds of “interested persons”: interested persons of an investment company and interested persons of an investment adviser. Section 2(a)(19)(B)(iii) of the 1940 Act defines an interested person of an investment adviser, and by virtue of Section 2(a)(19)(A)(iii), also of an investment company it serves, in pertinent part as:

any person who knowingly has any direct or indirect beneficial interest in, or who is designated as trustee, executor, or guardian of any legal interest in, any security issued either by such investment adviser or principal underwriter or by a controlling person of such investment adviser or principal underwriter.

[6]	Other boards of trustees in the Northern Funds Complex include the boards of trustees of NF and NIF. These two boards have identical trustees (i.e., a unitary board). The Multi-Manager Board has the same trustees as the other two boards, with the exception of two people.

The 1940 Act has a number of requirements relating to interested persons. Principally, Section 10(a) requires that the board of directors or trustees of an investment company be comprised of persons at least 40% of whom are not interested persons of the investment company. In order to satisfy the 1940 Act fund governance standards, Rule 0-1(a)(7) provides that at least a majority of the directors of a registered investment company must not be interested persons of the investment company.

Section 15(c) and 32(a) also require that disinterested directors take independent action with respect to approval of investment advisory contracts, contracts with principal underwriters and the selection of the investment company’s independent public accountants. In addition, various exemptive rules adopted by the Commission under the 1940 Act have imposed certain further responsibilities on disinterested directors.

Section 6(c) of the 1940 Act provides that an exemptive order may be granted where an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].”

IV. REQUESTED EXEMPTION

The requested exemption, if granted, would exempt from the definition of “interested person” in Section 2(a)(19)(B)(iii) of the 1940 Act Independent Trustees of the Funds who might otherwise come within the definition of “interested person” solely by reason of having a limited direct or indirect beneficial or legal interest in publicly-traded securities of unaffiliated Sub-Advisers or their parent companies, subject to the following conditions.

A. Limited Interest

Except as otherwise permitted by the 1940 Act and the rules, regulations and interpretations thereunder, an Independent Trustee’s direct or indirect beneficial or legal interest in a Sub-Adviser or its parent company would be limited, in the aggregate, to one percent or less of (i) the outstanding shares of any class of equity security of the Sub-Adviser or its parent company, (ii) the outstanding principal amount of any class of debt security of the Sub-Adviser or its parent company and (iii) the aggregate market value of all classes of equity or debt securities of the Sub-Adviser or its parent company.

B. No Indicia of control

An Independent Trustee relying on the relief requested herein will have no indicia of control of any Sub-Adviser. For purposes of this Application, the term “indicia of control” shall mean the (i) holding of any board or management position with a Sub-Adviser or its parent company, or (ii) ability to influence the management or policies of a Sub-Adviser or its parent company.

C. Compliance with Conditions

Each Independent Trustee relying on the relief requested herein shall notify the Advisers and the other Independent Trustees of any direct or indirect beneficial or legal interest held by the Independent Trustee in a Sub-Adviser or its parent company. Also, the Funds would undertake to solicit from the Independent Trustees initially prior to engagement of a Sub-Adviser, and at least annually thereafter: (i) appropriate information regarding their direct or indirect beneficial or legal interest in a Sub-Adviser or its parent company held by the Independent Trustee, and (ii) certifications stating that any direct or indirect beneficial or legal interest in a Sub-Adviser or its parent company is limited as required under the requested exemption. The Funds would also request that the Independent Trustees advise them promptly of any changes in such information. The information would be maintained as a record of the Funds in compliance with Rule 31a-2 under the 1940 Act.

D. Unaffiliated Public Companies Only

Applicants agree that the requested exemption would not permit an Independent Trustee, except as permitted by the 1940 Act or the rules, regulations or interpretations thereunder, to have any direct or indirect beneficial or legal interest in securities issued by (i) the Northern Trust Corporation or any Sub-Adviser affiliated with the Advisers, and (ii) any privately-held Sub-Adviser or parent company thereof.

E. Funds relying on Multi-Manager Order Only

The Applicants agree that the proposed exemption would be limited to investments in Sub-Advisers (and their parent companies) of the Funds that operate pursuant to the Multi-Manager Order or any similar order or rule issued by the Commission.

V. STATEMENT IN SUPPORT OF EXEMPTION

A. Reasons for Proposed Exemption

1. Imposes Significant and Unnecessary Burdens on Independent Trustees

Section 2(a)(19)(B)(iii) imposes significant and unnecessary burdens on the Independent Trustees of the Funds. The restrictions contained in this provision require the Independent Trustees to spend significant time and effort to avoid acquiring any interest in the Sub-advisers or their parent companies, particularly in comparison to the time and effort required of independent directors of more traditionally structured mutual fund complexes that are only associated with one primary investment adviser. To ensure independence under Section 2(a)(19)(B)(iii), Independent Trustees must: (i) track a large number of Sub-advisers and their parent companies to avoid acquiring interests in such companies; (ii) monitor their account holdings to ensure that they do not hold or acquire any interest in a new Sub-adviser (or its parent company) that is retained for a Fund; and (iii) monitor for any changes of control that may occur with respect to a Sub-adviser or its parent companies to ensure that the Trustee does not have or acquire any interest in a new control person for the Sub-adviser or its parent company.

For Independent Trustees that have retained one or more financial advisers to manage their accounts, this process can be more complex due to the involvement of third parties. For example, an Independent Trustee that has retained one or more financial advisers to manage the Trustee’s account(s) typically must confer with the adviser on a continuous basis, and monitor account holdings, to ensure that the financial adviser does not invest the Trustee’s account in any securities issues by an existing Sub-adviser or its parent company. In addition, each time a new Sub-adviser is retained for a Fund, the Independent Trustee must consult with the financial adviser to ensure that the Trustee does not directly or indirectly hold or acquire any securities of the Sub-adviser or its parent company. Similarly, each time a Sub-adviser or its parent company undergoes a change of control, the Independent Trustee must consult with the financial adviser to ensure that the Trustee does not directly or indirectly hold or acquire any securities of the Sub-adviser’s or its parent company’s new control person.

Section 2(a)(19)(B)(iii) also could force an Independent Trustee to liquidate holdings of securities issued by any new Sub-Adviser or its parent company (or existing Sub-Adviser or its parent company as result of a change of control) to maintain the Trustee’s status as an Independent Trustee. Any such forced sales could result in the Independent Trustee executing transactions at an inopportune time and price and being subject to significant adverse tax consequences and additional brokerage expenses. In addition, Section 2(a)(19)(B)(iii) could force an Independent Trustee to liquidate holdings of securities issued by any Sub-adviser or parent company thereof that the Independent Trustee acquires through no action by the Trustee, such as by inheritance.

Moreover, Section 2(a)(19)(B)(iii) requires the Independent Trustees to forego investment opportunities to a materially greater degree than independent directors of more traditionally structured mutual fund complexes that are only associated with one primary investment adviser. Because of the number of Sub-Advisers and because the Sub-Advisers are often part of large, publicly-traded global financial services organizations, Section 2(a)(19)(B)(iii) significantly limits an Independent Trustee’s ability to invest in domestic and foreign markets. By its terms, Section 2(a)(19)(B)(iii) prevents an Independent Trustee from holding even one share of a Sub-adviser or its parent company regardless of how limited the Sub-Adviser’s role is with the Funds.

2. Discourages the Retention of Qualified Independent Trustees

Section 2(a)(19)(B)(iii) may discourage qualified individuals from serving as Independent Trustees of the Funds. The significant limitations placed on personal investing activities (including potentially forced divestitures at unfavorable prices in order to qualify or continue to qualify as an Independent Trustee) and the additional time and effort associated with monitoring their investments to avoid acquiring any interest in Sub-Advisers or their parent companies could limit the range of qualified individuals available or willing to serve as Independent Trustees of the Funds. Moreover, the significant personal investing limitations and the additional time requirements that are imposed on the Independent Trustees may provide those investment companies that utilize only a primary investment adviser with a competitive advantage when seeking to attract the most well-qualified candidates for their boards of directors.

In addition, due to the size of current or potential Sub-Advisers’ organizations, beneficial and legal interests in the organizations are likely to be held in some manner by an extremely large segment of the population, especially among those persons who have even moderately diverse direct and indirect securities holdings. Indeed, those persons who have the type of experience and background in the financial services industry that would be desirable for Trustees of the Funds to possess are likely to have beneficial or legal interests in any number of financial services organizations. Thus, some Trustee candidates would likely have to choose between serving as an Independent Trustee of the Funds or liquidating certain of his or her holdings.

3. Creates Potential Issues When Considering New Sub-Advisers

As noted above, pursuant to its Multi-Manager Order and with the approval of the Multi-Manager Board, the Advisers may appoint new Sub-Advisers for new Funds or terminate and replace Sub-Advisers to existing Funds. Section 2(a)(19)(B)(iii), however, may create situations where the hiring of a Sub-Adviser with otherwise strong qualifications for a particular mandate could disqualify a person that currently serves as an Independent Trustee from continuing to serve in that capacity or require the Independent Trustee to divest his or her holdings in a Sub-Adviser in order to continue to qualify as an Independent Trustee. Similarly, Section 2(a)(19)(B)(iii) may in the future create similar situations with respect to the replacement of existing Sub-Advisers. The Applicants submit that the requested exemption would be beneficial for the Advisers, as well as the Independent Trustees, because such types of situations could be avoided. In this connection, the Commission has previously recognized the importance of a primary investment adviser’s ability to timely replace poorly performing sub-advisers in a manager-of-managers complex.7

B. All Statutory Conditions For an Issuance of Order Have Been Satisfied.

The requested exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 2(a)(19)(B)(iii) may cause a large group of individuals to be classified as interested persons of the Funds or their respective Sub-Advisers solely on the basis of their holding an insignificant interest in securities of a Sub-Adviser or its parent company. If the requested exemption is not granted, Independent Trustees who have no interest in the securities issued by the parent company of the Adviser, but who hold an insignificant interest in a Sub-Adviser or its controlling parent may be deemed to be interested persons under a very broad application of

[7]	See Exemption From Shareholder Approval for Certain Subadvisory Contracts, Investment Company Act Rel. No. 26230 (Oct. 23, 2003) (“Release Proposing Rule 15a-5”).

Section 2(a)(19)(B)(iii). As a result, it may in the future become difficult for the Funds to maintain a board of trustees, which continues to meet the Board Composition Requirements, and it may in the future become difficult for the Advisers to choose the most qualified Sub-Advisers for the Funds.

The “manager of managers” structure is sufficiently different than the typical sub-adviser structure, and the conditions described herein protect against self-dealing by the Sub-Adviser, and protect the interests of shareholders.

1. Necessary and Appropriate in the Public Interest

The Applicants submit that the proposed exemption is necessary and appropriate in the public interest because (1) it will reduce the unnecessary and significant burdens placed on the Independent Trustees of the Funds as independent trustees of sub-advised multi-manager funds; (2) it will prevent the unnecessary disqualification of otherwise qualified Independent Trustee candidates; and (3) it will assist the Advisers in hiring on a timely basis the most qualified Sub-Advisers for the Funds in accordance with its Multi-Manager Order as well as shareholder expectations.

The requested exemption will allow the Independent Trustees to hold direct and indirect beneficial and legal interest in the unaffiliated Sub-Advisers or their parent companies in de minimis amounts. This will reduce the significant burdens placed on the Independent Trustees by partly removing the significant restrictions currently placed on the Independent Trustees’ investments in domestic and foreign markets.

By reducing the burdens placed on the Independent Trustees in connection with personal investments, the requested exemption also will increase the range of qualified Independent Trustee candidates available and willing to serve on the Multi-Manager Board. In addition, it will remove any unfair competitive advantage another mutual fund family may have over the Funds for retaining the best and most qualified Independent Trustee candidates.

The requested exemption also will ensure that the Advisers are able to retain the most qualified Sub-Advisers to serve the Funds. By permitting limited investments by the Independent Trustees in the unaffiliated Sub-Advisers or their parent companies, the requested exemption will largely eliminate any concern that a proposed new Sub-Adviser could automatically disqualify an Independent Trustee. For this same reason, the requested exemption also would eliminate any concern that the Advisers’ may not be able to timely terminate an underperforming Sub-Adviser.

The Multi-Manager Board’s alternatives if this relief is not granted are to continue to experience abrupt Trustee resignations or to reduce the size of the Board to exclude any Trustee with security holdings. However, the Applicants maintain both of these alternatives would reduce Board effectiveness by eliminating knowledgeable and independent-minded Trustees who have the ability to make significant contributions to the Board’s deliberations. The Applicants respectfully submit that the requested exemption is both necessary and appropriate so that the Funds in the future remain under the guidance of the most capable board of trustees possible.

2. Consistent With the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

The Applicants maintain that the requested exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The exemption requested is a fair and reasonable way to preserve the protective purposes of the 1940 Act while at the same time recognizing the unique circumstances created by the Funds’ multi-manager structure. The requested exemption would not exempt from the definition of interested person any person who would come within the definition of “interested person” by reason of any provision of the 1940 Act other than Section 2(a)(19)(B)(iii). The requested exemption would thus only apply to persons whose independence is not impaired by virtue of their relationship with any of the Funds’ Sub-Advisers and is fashioned specifically to meet the Congressional concern that the persons responsible for providing an independent check on management and a means for representation of shareholder interests are truly capable of doing so.

One of the purposes of the 1940 Act was to prevent investment companies from being organized, operated, managed, or their portfolio securities selected in the interest of directors, brokers, dealers, underwriters, investment advisers and other persons rather than shareholders of the investment companies.8 Prior to the addition of the definition of “interested person” in Section 2(a)(19), Section 10 of the 1940 Act provided that at least 40% of a registered investment company’s directors had to be persons who were not “affiliated” with its investment adviser to “supply an independent check on management and to provide a means for representation of shareholder interests in investment company affairs.” 9 Congress added Section 2(a)(19) because it believed that the definition of “affiliated person” did not adequately meet that purpose.10 For example, an unaffiliated director could own up to 4.99% of the outstanding securities of a fund’s investment adviser or sub-adviser. Therefore, Congress added Section 2(a)(19)(B)(iii) to the 1940 Act to address that concern.

Section 2(a)(19)(B)(iii) of the 1940 Act defines an interested person of an investment adviser as “any person who knowingly has any direct or indirect beneficial interest in . . . any security issued . . . by [the] investment adviser or . . . by a controlling person of such investment adviser.11 This provision was designed to ensure that an

[8]	See Section 1(b)(2) of the 1940 Act.
[9]

See Senate Report No. 91-184 (May 21, 1969), reprinted in 1970 U.S.C.C.A.N. 4897. See also H.R. Rep. No. 1382, 91st Cong., 2d Sess. 13-14 (1970) (expressing policy concerns about the use of “affiliated person” in the 1940 Act because, among other things, it permitted a director to be classified as “unaffiliated” even though he had substantial business relationships with the fund, its adviser, or its underwriter); SEC, Report on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d. Sess. 332-34 (1966).

[10]	See Senate Report No. 91-184 supra note 9.
[11]	Section 2(a)(19)(A)(iii) of the 1940 Act includes within the definition of an interested person of an investment company an interested person of such investment company’s investment adviser.

independent director would not have a financial interest in the organizations that are closely associated with the fund or that would benefit from payments that the independent director was charged with scrutinizing.12 In particular, Congress added Section 2(a)(19) to include persons as interested persons who have close family or substantial financial or professional relationships with investment companies, their investment advisers, principal underwriters, officers and employees (emphasis added).13

A director who held such an interest could be tempted to place his financial interest in the organization ahead of shareholders’ interests in the fund.14 Pursuant to Section 2(a)(19)(B)(iii), a Trustee is considered to be an interested person even if the Trustee owns a fraction of a share of a Sub-Adviser. While this standard is meant to disqualify as independent directors individuals with affiliations or business interests that can impair their independence, there are circumstances in which certain individuals may be unnecessarily disqualified from serving as an independent director.15 For this reason, Congress directed the Commission to apply the standards “in a flexible manner” and adopt appropriate exemptions.16 The requested exemption involves precisely the type of flexibility which Congress expected the Commission to provide.

The Commission has acknowledged that, although the 1940 Act did not distinguish between an investment adviser and investment sub-adviser, that they could be viewed differently. An investment adviser typically organizes a mutual fund and is responsible for its day-to-day operations. The adviser generally provides the seed money, officers, employees and office space, and usually selects the initial board of directors. In many cases, the investment adviser sponsors several funds that share administrative and distribution systems as part of a family of funds. As a result of this extensive involvement and absence of shareholder activism, advisers typically dominate the funds that they advise.17 Investment sub-advisers generally are not involved with a fund’s operations to the same extent.

The Commission also has sought to distinguish sub-advisory arrangements in which the sub-advisers have resembled portfolio managers from the more traditional sub-advisory relationships.18 In proposing Rule 15a-5 under the 1940 Act, the Commission stated “[w]e have sought to distinguish sub-advisory arrangements in which the subadvisers have resembled portfolio managers from the more traditional advisory arrangements that Congress explicitly covered in the shareholder voting requirements of Section 15(a).”19 In particular, the Commission has granted exemptive orders pursuant to which funds can hire a new sub-adviser or replace an existing sub-adviser without

[12]	See Role of Independent Directors of Investment Companies, Investment Company Act Rel. No. 24082 (Oct. 14, 1999) (“Release Proposing Rule 2a19-3”).
[13]	Id.
[14]	Id.
[15]	Id.; See also, S. Rep. No. 91-184 supra note 9 at 4929.
[16]	Id.
[17]	See Release Proposing Rule 2a19-3 supra note 12. See also, Report on the Public Policy Implications of Investment Company Growth, supra note 9 at 148.
[18]	See Release Proposing Rule 15a-5 supra note 7.
[19]	Id.

obtaining shareholder approval, and proposed Rule 15a-5 codifying the existing orders.20 The Commission recognized the special needs of multi-manager funds and accommodated those needs while maintaining the role of fund shareholders in the governance of their funds.21

An Independent Trustee’s limited beneficial or legal interest in an unaffiliated Sub-Adviser or its parent company would not represent the “strong tie” between independent directors and fund management that Congress was concerned with when it enacted Section 2(a)(19). When Congress enacted this section, the typical mutual fund was organized by its investment manager who provided most, if not all, of the investment management services to the fund.22 The nature of the sub-advisory relationships within the Funds are far more attenuated than advisory or sub-advisory arrangements in a traditional mutual fund structure. The Advisers use the Sub-Advisers more or less like portfolio managers and none of the Sub-Advisers is a sponsor, promoter or organizer of the Funds. The Advisers perform the primary management functions that Congress was concerned with when Section 2(a)(19) was enacted and the requested exemption would not extend to interests in Northern Trust Corporation, the parent company of the Advisers, or any Sub-Adviser affiliated with the Advisers. Thus, the Independent Trustees will continue to provide the “independent check on management” that Congress intended when it enacted Section 2(a)(19).

Moreover, the fee structure among the Advisers and Sub-Advisers reduces potential conflicts of interests with the Independent Trustees. As is typical in a multi-manager structure, although the Multi-Manager Board approves each sub-advisory agreement, the Funds rely on the Advisers to negotiate with each Sub-Adviser the terms of the sub-advisory agreement, including the sub-advisory fees. The Sub-Advisers are compensated by the Advisers from the advisory fees that the Advisers are entitled to from the Funds. In this arrangement, there is no reason for the Adviser not to attempt to negotiate an “arms length” sub-advisory fee because any higher fee would mean: (a) the advisory fee retained by the Advisers would be reduced; the fees paid to the Funds’ other Sub-Adviser’s would need to be reduced (which may be impractical); and/or the advisory fees would need to be increased (which could not be achieved without a shareholder vote). Although the Sub-Advisers may benefit from payments that the Independent Trustees are charged with scrutinizing, the conflict of interest between the Independent Trustees and Sub-Advisers is significantly attenuated due to the structure of the sub-advisory fee arrangement.

In addition, because of the size of the Sub-Advisers’ corporate organizations, ownership of a Sub-Adviser’s (or its parent company’s) securities has little possibility of impairing the Independent Trustees’ independence. For example, it is unlikely that an Independent Trustee’s decision with respect to the approval of a Sub-Advisory Agreement would have a significant impact on the revenue of a Sub-Adviser (or its

[20]	Id.
[21]	Id.
[22]	See S. Rep. No. 91-184 supra note 9.

parent company). There would be even less of a possibility that the approval of a sub-advisory agreement with a Sub-Adviser could result in financial benefit to an Independent Trustee.

As a practical matter, the Independent Trustees are already permitted to invest in securities issued by companies that are (or that are parent companies of) Sub-Advisers. Rule 2a19-3 under the 1940 Act permits the Independent Trustees to invest in broad-based index funds, which may include companies that serve as (or that are parent companies of) Sub-Advisers. The “broad-based” limitation in Rule 2a19-3 was intended to “assure that an independent director’s indirect interest in the adviser’s securities would not be substantial enough to impair his or her independence and create a conflict of interest.”23

Under the exemption provided by Rule 2a19-3, an Independent Trustee is permitted to hold indirect interests in many of the current Sub-Advisers (or their parent companies). The S&P 500 Index includes many companies that are either previous, current or potential Sub-Advisers (or parent companies thereof). In this regard, the requested exemption would simply allow the Independent Trustees to hold directly interests that they are currently permitted to hold indirectly.

The same is true with respect to investments in actively managed mutual funds. Commission interpretations permit the Independent Trustees to invest in actively managed mutual funds that in turn invest in financial services companies, which may serve as (or may be parent companies of) Sub-Advisers.24 Even highly diversified mutual funds are likely to hold securities issued by a Sub-Adviser (or its parent company).

The Applicants also submit that the requested exemption is consistent with the Commission’s rationale in granting the Multi-Manager Order and other similar orders as well as in proposing Rule 15a-5 under the 1940 Act, pursuant to which the Commission has recognized that it is unnecessary to apply all of the 1940 Act’s restrictions with respect to sub-advisers to manager-of-manager funds. In the release proposing Rule 15a-5 (“15a-5 Release”), the Commission recognized that sub-advisers to such funds should be treated more like portfolio managers, rather than investment advisers, for purposes of the shareholder approval requirement for investment advisory agreements under Section 15 of the 1940 Act, given the role that the primary investment adviser has in a manager-of-managers structure.25

The Applicants believe that the reasoning articulated in the 15a-5 Release and underlying the Multi-Manager Order and other similar orders also applies with respect to Section 2(a)(19)(B)(iii). The Independent Trustees rely to a significant extent on the Advisers to oversee the Sub-Advisers, to negotiate sub-advisory agreements at arms’ length with the Sub-Advisers, and to make recommendations to the Trustees from time to

[23]	See Role of Independent Directors of Investment Companies Rel. No. Investment Company Act Rel. No. 24816-7932 (Jan. 2, 2001) (“Release Adopting Rule 2a19-3”).
[24]	See Release Proposing Rule 2a19-3 supra note 12.
[25]	See Release Proposing Rule 15a-5 supra note 7.

time as necessary to replace existing Sub-Advisers or hire new ones. Similarly, independent directors might rely on a primary investment adviser that directly manages a fund to oversee and hire and fire portfolio managers from time to time.

Finally, the requested exemption would provide the flexibility Congress intended when enacting Section 2(a)(19). The enactment of Section 2(a)(19)(B)(iii) was not intended to classify persons as conclusively as “interested” merely by virtue of their holding any interest, however small or indirect, in any security of a Sub-Adviser or its parent company; it was intended to strengthen those provisions of the 1940 Act which require that disinterested directors serve on investment boards and act independently as to certain important matters. Congress itself recognized this when it noted that the Commission would have the authority under Section 6(c) to exempt an individual, who despite being covered by the definition of “interested person” in Section 2(a)(19), “is in a position to act independently on behalf of the investment company and its shareholders in dealing with the company’s investment adviser or principal underwriter.”26 For the reasons discussed above, the Applicants respectfully submit that the Independent Trustees would be in the position to act independently if the requested exemption were granted.

3. Discussion of the Conditions

The conditions set forth in Section IV above are designed to prevent the types of conflicts that Section 2(a)(19)(B)(iii) was also designed to prevent, and address Congress’ concerns regarding the “substantial financial” relationships and “strong ties” that could exist between independent directors and fund advisers.

i. Limited Interest

Any Independent Trustee relying on the proposed exemption would have an indirect or direct beneficial or legal interest of no more than: (i) 1% of any class of outstanding shares of the publicly-traded Sub-Adviser or its parent company; (ii) 1% of the principal amount of any debt issued by the publicly-traded Sub-Adviser or its parent company; or (iii) 1% of the aggregate market value of all classes of equity and debt securities issued by the Sub-Adviser or its parent company (the “1% Limit). A 1% Limit is consistent with prior exemptions granted by the Commission and the Funds’ Multi-Manager Order, as discussed below.

The 1% Limit is sufficient to prevent an economic tie from being created between a Sub-Adviser and an Independent Trustee such that the Independent Trustee would not have an incentive to place his or her financial interests ahead of the interests of the Funds. Any interest in a Sub-Adviser or its parent company would be a very small portion of the outstanding shares of a Sub-Adviser or its parent company. An Independent Trustee would not have an economic incentive to a favor a Sub-Adviser, such as by hiring or not terminating that Sub-Adviser, allocating a larger portion of the Fund to that Sub-Adviser

[26]	See S. Rep. No. 91-184 supra note 9.

or approving a higher sub-advisory fee, because the financial performance of the Sub-Adviser or Parent would not have a noticeable impact on the Trustee’s finances.

Applicants also believe that this condition is consistent with the conditions imposed by the Commission in granting the Multi-Manager Order and other similar orders. In these orders, the Commission has required the applicants to represent that no director or officer of the fund, and no primary investment adviser or director or officer thereof, will own directly or indirectly any interest in a sub-adviser, except for ownership of less than 1% of any class of outstanding securities of a publicly-traded company that is either a sub-adviser or affiliate of a sub-adviser.27 This provision is designed to prevent an investment adviser or a director or officer from having economic incentives to hire or refrain from firing an investment sub-adviser. The Applicants believe that applying a similar standard to the Independent Trustees, which would permit them to hold de minimis interests in unaffiliated Sub-Advisers and their parent companies, would protect against potential conflicts of interest and any potential for self-dealing in connection with the hiring of Sub-Advisers.

ii. No Indicia of Control

An Independent Trustee relying on the requested relief herein will have no indicia of control of any Sub-Adviser. For purposes of this Application, the term “indicia of control” shall mean the (i) holding of any board or management position with a Sub-Adviser or its parent company, or (ii) ability to influence the management or policies of a Sub-Adviser or its parent company.

iii. Compliance with Conditions

Prior to any consideration of a Sub-Advisory Agreement, as part of a questionnaire to the Independent Trustees, the Funds will request information regarding direct and indirect beneficial and legal interests in the proposed Sub-Adviser or its parent company, including the nature of the interest. If an Independent Trustee has a direct or indirect interest, the Trustee will be asked to certify such interest is limited as required under the requested exemption. The Funds’ chief compliance officer and counsel for the Independent Trustees will monitor compliance with the conditions.

Importantly, these questionnaires, responses, certifications and determinations (including the basis thereof) will remain a record of the Funds in compliance with Rule 31a-2 under the 1940 Act and subject to Commission inspection.

iv. Unaffiliated Public Companies Only

The requested exemption would not permit an Independent Trustee, except as permitted by the 1940 Act or the rules, regulations or interpretations thereunder, to have any direct or indirect beneficial or legal interest in securities issued by (i) the Northern

[27]	See Multi-Manager Order supra note 3.

Trust Corporation or any Sub-Adviser affiliated with the Advisers, or (ii) any privately-held Sub-Adviser or privately-held parent company thereof.

This condition limits the requested relief to situations in which relief would be necessary. Shares of companies that are public companies are most likely to be part of any widely diversified investment portfolio. These companies generally also are large financial holding companies for which the sub-advisory fees earned from a Fund, or its investment company operations, would be very small relative to the total earnings of such company. By limiting the exemption to Sub-Advisers or their parent companies that are publicly traded, it limits the effect that the investment company operations of a subsidiary or the revenues from the Funds would have on the financial performance or share price of the Sub-Adviser or its parent company.

v. Funds relying on Multi-Manager Order Only

The requested exemption would be limited to Independent Trustees who have interests in Sub-Advisers (or their parent companies) of the Funds that operate pursuant to the Multi-Manager Order or any similar order or rule issued by the Commission.

C. Precedent

The Commission has granted exemptions from Section 2(a)(19) in the past, imposing conditions that are similar to those described above.

1. Formal Rule-Making under Rule 2(a)(19)(B)(iii)

In 2001, the Commission adopted Rule 2a19-3 under the 1940 Act, which exempts a person from being disqualified as an independent director solely because the person owns shares of an index fund that invests in the investment adviser or underwriter of the fund, or their controlling persons. The Commission did not believe that this was the type of interest Congress intended to prohibit directors from owning because it was too attenuated.28

As proposed, the Rule would have been conditioned on the value of securities issued by the adviser or underwriter (or controlling person) not exceeding five percent of the value of any index tracked by the index fund to assure that an independent director’s indirect interest in the adviser’s securities would not be substantial enough to impair his or her independence and create a conflict of interest. The Commission did not include this condition when it adopted the rule because of concerns that monitoring the five percent limit would be very difficult and instead required that any index fund have an investment objective to replicate the performance of one or more broad-based indices.29

[28]	See Release Proposing Rule 2a19-3 supra note 12.
[29]	See Release Adopting Rule 2a19-3 supra note 23.

2. Commission Exemptive Orders from Rule 2(a)(19)(B)(iii)

The Commission has granted exemptive orders pursuant to Section 6(c) of the 1940 Act from Section 2(a)(19)(B)(iii) on at least five occasions. In the Matter of Lehman Management Co., et al., Investment Company Act Rel. No. 13978 (May 31, 1984) (notice), Investment Company Act Rel. No. 14018 (June 29, 1984) (order) (“Lehman”) (exemption from Section 2(a)(19) solely for purposes of Section 15(f) of the 1940 Act); In the Matter of The Putnam Management Company, Inc. et al., Investment Company Act Rel. No. 13894 (April 19, 1984) (notice), Investment Company Act Rel. No. 13944 (May 16, 1984) (order) (“Putnam”); In the Matter of Dean Witter Reynolds Intercapital Inc. et al., Investment Company Act Rel. 12436 (May 14, 1982) (notice), Investment Company Act Rel. No. 12489 (June 14, 1982) (order) (“Dean Witter”); In the Matter of Shearson and Loeb Rhoades Inc. et al., Investment Company Act Rel. No. 11786 (June 3, 1981) (notice), Investment Company Act Rel. No. 11835 (June 26, 1981)(order) (“Shearson”); and In the Matter of Safeco Equity Fund, Inc. et al., Investment Company Act Rel. No. 10116 (February 9, 1978) (notice), Investment Company Act Rel. No. 10164 (Mar. 20, 1978) (order) (“Safeco”). In all of these exemptions, applicants represented that the revenue earned from the investment company, or investment company operations generally, would be a very small portion of the total business of the investment adviser’s parent company and that the director’s ownership was so limited that no close ties would be created between the director and the investment adviser.

In Lehman, the Commission granted to a director Edgar Fiedler an exemption from Section 2(a)(19) of the 1940 Act solely for the purpose of determining whether certain investment companies would have a board of directors at least 75% of the members of which were not “interested persons” of the investment companies’ investment adviser as required by Section 15(f) of the 1940 Act. The need for an exemption arose in the context of a transaction in which American Express had agreed to purchase the parent company of the investment adviser, Lehman Management Co. Because of this change of control, Section 15(f) required that at least 75% of the board of directors were not interested persons of the investment adviser for three years following the change of control.

Mr. Fiedler beneficially owned 6,099 shares of American Express common stock, which made him an interested person of the adviser following the consummation of the transaction. In support of the exemption, applicants represented that the revenues derived by the adviser from the investment companies would not have any noticeable effect on the revenues earned by American Express.30 Applicants also asserted that the income derived by Mr. Fiedler from his beneficial ownership of American Express common stock would not be affected in any noticeable degree by management fees paid by

[30]	American Express had total revenues in 1983, on a consolidated basis, of approximately $4,037,000,000, and management fees paid by the investment companies to the adviser aggregated approximately $9,311,773. Applicants represented that the fees would have represented only 0.23% of American Express’ total revenues.

the investment companies to the adviser and would not create a close tie between the adviser and Mr. Fiedler.31 See also Shearson.

In Putnam and Dean Witter, the Commission granted exemptions from Section 2(a)(19) of the 1940 Act to permit a director of an investment company who indirectly held certain limited interests in securities of the parent company of the investment company’s investment adviser (the “Parent Company”) to be considered independent of such investment adviser.

In each case, applicants represented that: (1) shares of the Parent Company were widely traded and held; and (2) the investment company activities of the Parent Company’s subsidiaries represented an extremely small portion of the Parent Company’s total business.32 The applicants also asserted that because the Parent Company’s shares were so widely traded and held, the directors who held no direct interests in the Parent Company but held indirect interests, such as through mutual, pension or profit-sharing funds, could be deemed to be interested persons under Section 2(a)(19)(B)(iii). Therefore, it would become difficult to maintain boards of directors which continued to meet the independence requirements of the 1940 Act. In support of the exemptions, applicants also asserted that the exempted trustees would hold indirect beneficial interests or legal ownership of securities of the Parent Company in amounts that were insignificant from the standpoint either of control of the Parent Company or of the director’s personal finances.

Similar to the requested exemption, the exemptions granted by the Commission were subject to such person’s knowing indirect beneficial interest in securities issued by the Parent Company not exceeding 1% of the outstanding shares of any class of equity security, 1% of the outstanding principal amount of any class of debt security of the Parent Company; or 1% of the aggregate market value of all classes of such debt and equity securities.33 The applicants also asserted that as a means of ascertaining compliance with the requested order, the investment company proposed to undertake to solicit from their directors and trustees at least annually appropriate information regarding (i) their beneficial interests in securities of a Parent Company, and (ii) the ownership of such securities by trusts, estates, or persons with respect to which they were designated as trustee, executor or guardian, respectively. The investment company would

[31]	At March 31, 1984, Mr. Fiedler beneficially owned approximately .0028% of the issued and outstanding American Express common stock.
[32]	In Putnam, Applicants represented that Marsh & McLennan and its consolidated subsidiaries comprised an international publicly held company, with total operating revenues of over $924 million and net income of over $120 million for the fiscal year ended December 31, 1982. Applicants also represented that revenues from all investment management services for the fiscal year ended December 31, 1982, were approximately $50 million, or approximately 5.4% of total operating revenue. Similarly, investment management services contributed only approximately $14 million or 6.6% of total operating income of approximately $210 million for that year. These figures included substantial revenues and income from services provided to clients other than registered investment companies.
[33]	In Dean Witter, the Commission had imposed a 0.1% limit on the outstanding shares or outstanding principal amount of the Parent Company that a trustee could indirectly own.

also request their directors and trustees to advise them promptly of any changes in such information.

In Safeco, the Commission granted an exemption from Section 2(a)(19) of the 1940 Act to permit a director of Safeco Funds who was a “Member” of the College Retirement Equities Fund (“CREF”), a variable annuity fund which owned shares of Safeco Corporation, and who also held a beneficial interest as an annuitant of CREF to be considered independent of Safeco Asset Management Company.34 Applicants represented that at September 30, 1977, the total assets of CREF were $4,100,000,000, which included 83,000 shares of Safeco common stock, or 0.80% of CREF’s total assets and 0.63% of the total Safeco common stock outstanding. Applicants also asserted that the director had no authority over or responsibility for the portfolio of CREF, had no power to influence changes in that portfolio; and therefore, had no conflict of interest between his duties as Member of CREF and as a director of the Safeco Funds. Furthermore, they asserted that, with respect to his interest as a variable annuitant of CREF, the effect which any individual holding of CREF could have on its total portfolio was dependent primarily on the size of such holding compared to the size of the portfolio. Since Safeco shares represented less than one percent of CREF’s assets, an increase or decrease in Safeco’s market price would have no measurable effect on CREF’s portfolio as a whole. In addition, applicants submitted that the performance of all of Safeco’s mutual fund sales and management companies had little effect on the net income or earnings per share of Safeco.

VI. REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 6(C)

The Applicants request that the Commission issue an order of exemption pursuant to Section 6(c) of the 1940 Act exempting from the definition of “interested person” in Section 2(a)(19)(b)(iii) of the 1940 Act current and future Independent Trustees of the Funds who might otherwise come within the definition of “interested person” solely by reason of having a limited direct or indirect beneficial or legal interest in unaffiliated Sub-Advisers and their parent companies subject to the conditions outlined in Section IV above. The Applicants submit that, for all the foregoing reasons, and subject to the above terms and conditions, the requested exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and meets the standards set forth in Section 6(c).

[34]	Prior to this exemption, the staff of the Division of Investment Management had declined to provide no-action assurance stating that the trustee came squarely within the definition of an interested person in Section 2(a)(19)(B)(iii) of the 1940 Act. See Safeco Asset Management Company (pub. avail. Dec. 2, 1977).

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, the Applicants hereby state that the addresses of the Applicants is as follows:

Northern Funds Northern Institutional Funds 50 South LaSalle Street Chicago, Illinois 60603 (312) 630-6000	Northern Trust Investments, N.A. 50 South LaSalle Street Chicago, Illinois 60603 (312) 630-6000	The Northern Trust Company of Connecticut 300 Atlantic Street Stamford, Connecticut 06901 (800) 722-4609

The Applicants further state that all communications concerning this Application should be directed to:

Diana E. McCarthy, Esq.

Veena K. Jain, Esq.

Drinker Biddle & Reath LLP

One Logan Square

18th and Cherry Streets

Philadelphia, Pennsylvania 19103

(215) 988-1146

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant.

The items required by Rule 0-2(c)(l) under the Act are attached hereto as Exhibit B. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit C.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Respectfully submitted,

Northern Funds

By:	/S/ LLOYD A. WENNLUND
Lloyd A. Wennlund
President

Date: November 18, 2009

Northern Institutional Funds

By:	/S/ LLOYD A. WENNLUND
Lloyd A. Wennlund
President

Date: November 18, 2009

Northern Trust Investments, N.A.

By:	/S/ ERIC K. SCHWEITZER
Eric K. Schweitzer
Senior Vice President

Date: November 18, 2009

The Northern Trust Company of Connecticut

By:	/S/ ALAN W. ROBERTSON
Alan W. Robertson
President

Date: November 18, 2009

EXHIBIT INDEX

A.	List of Multi-Manager Funds

B.	Authorizations required pursuant to Rule 0-2(c)(l).

	1.	Northern Funds

	2.	Northern Institutional Funds

	3.	Northern Trust Investments, N.A.

	4.	The Northern Trust Company of Connecticut

C.	Verifications required pursuant to Rule 0-2(d).

	1.	Northern Funds

	2.	Northern Institutional Funds

	3.	Northern Trust Investments, N.A.

	4.	The Northern Trust Company of Connecticut

EXHIBIT A-1

LIST OF MULTI-MANAGER FUNDS

Multi-Manager Emerging Markets Equity Fund

Multi-Manager Global Real Estate Fund

Multi-Manager International Equity Fund

Multi-Manager Large Cap Fund

Multi-Manager Mid Cap Fund

Multi-Manager Small Cap Fund

Multi-Manager High Yield Opportunity Fund

EXHIBIT B-1

AUTHORIZATION

RULE 0-2(c)(l)

NORTHERN FUNDS

CERTIFICATE

I, Diana E. McCarthy, do hereby certify that I am the Secretary of Northern Funds (the “Trust”), the trust that has executed the attached Application dated November 18, 2009. I hereby certify that the following votes were duly adopted by the Trustees of the Trust and the Multi-Manager Funds thereof on November 13, 2009, that said resolutions are in full force and effect on the date hereof, and that I am fully authorized to so certify:

THE TRUST

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name: (1) to execute and cause to be filed with the SEC an application (the “Application”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) from the definition of “Interested Person” under Section 2(a)(19) of the Act in order to exempt certain Trustees of the Trust who might otherwise come within the definition of an “interested person” under Section 2(a)(19) of the Act solely by reason of having a limited direct or indirect beneficial or legal interest in the securities of a publicly-traded investment sub-adviser of the Trust’s Funds or such sub-adviser’s controlling parent company, as discussed at this meeting; and (2) to execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolution.

THE MULTI-MANAGER FUNDS

RESOLVED, that the officers of the Multi-Manager Funds be, and each of them hereby is, authorized and directed on behalf of the Multi-Manager Funds and in their name: (1) to execute and cause to be filed with the SEC an application (the “Application”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) from the definition of “Interested Person” under Section 2(a)(19) of the Act in order to exempt certain Trustees of the Multi-Manager Funds who might otherwise come within the definition of an “interested person” under Section 2(a)(19) of the Act solely by reason of having a limited direct or indirect beneficial or legal interest in the securities of a publicly-traded investment sub-adviser of the Multi-Manager Funds or such sub-adviser’s controlling parent company, as discussed at this meeting; and (2) to execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and

FURTHER RESOLVED, that the officers of the Multi-Manager Funds be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunto set my hand this 18th day of November, 2009.

/s/ Diana E. McCarthy
Diana E. McCarthy
Secretary
Northern Funds

EXHIBIT B-2

AUTHORIZATION

RULE 0-2(c)(l)

NORTHERN INSTITUTIONAL FUNDS

CERTIFICATE

I, Diana E. McCarthy, do hereby certify that I am the Secretary of Northern Institutional Funds (the “Trust”), the trust that has executed the attached Application dated November 18, 2009. I hereby certify that the following votes were duly adopted by the Trustees of the Trust on November 13, 2009, that said resolutions are in full force and effect on the date hereof, and that I am fully authorized to so certify:

THE TRUST

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name: (1) to execute and cause to be filed with the SEC an application (the “Application”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) from the definition of “Interested Person” under Section 2(a)(19) of the Act in order to exempt certain Trustees of the Trust who might otherwise come within the definition of an “interested person” under Section 2(a)(19) of the Act solely by reason of having a limited direct or indirect beneficial or legal interest in the securities of a publicly-traded investment sub-adviser of the Trust’s Funds or such sub-adviser’s controlling parent company, as discussed at this meeting; and (2) to execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunto set my hand this 18th day of November, 2009.

/s/ Diana E. McCarthy
Diana E. McCarthy
Secretary
Northern Institutional Funds

EXHIBIT B-3

AUTHORIZATION

RULE 0-2(c)(l)

NORTHERN TRUST INVESTMENTS, N.A.

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Northern Trust Investments, N.A., a national banking association; and that in accordance with Rule 0-2(c) under the 1940 Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Northern Trust Investments, N.A. Eric K. Schweitzer is authorized to sign and file this document on behalf of Northern Trust Investments, N.A., pursuant to the general authority vested in him as Senior Vice President.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Eric K. Schweitzer, a duly elected and qualified Senior Vice President of Northern Trust Investments, N.A.

IN WITNESS WHEREOF, I have hereunto set my name as of the 18th day of November, 2009.

/s/ Craig Carberry
Craig Carberry
Secretary
Northern Trust Investments, N.A.

EXHIBIT B-4

AUTHORIZATION

RULE 0-2(c)(l)

THE NORTHERN TRUST COMPANY OF CONNECTICUT

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Assistant Secretary of The Northern Trust Company of Connecticut, and that in accordance with Rule 0-2(c) under the 1940 Act, all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of The Northern Trust Company of Connecticut. Alan W. Robertson is authorized to sign and file this document on behalf of The Northern Trust Company of Connecticut, pursuant to the general authority vested in him as President.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Alan W. Robertson, the duly elected and qualified President of The Northern Trust Company of Connecticut.

IN WITNESS WHEREOF, I have hereunto set my name as of the 18th day of November, 2009.

/s/ Angelica Cicino
Angelica Cicino
Assistant Secretary
The Northern Trust Company of Connecticut

EXHIBIT C-1

VERIFICATION

RULE 0-2(d)

NORTHERN FUNDS

VERIFICATION

The undersigned states that he has duly executed the attached Application dated November 18, 2009 for and on behalf of Northern Funds (the “Trust”) and the Multi-Manager Funds thereof; that he is President of the foregoing Trust; and that all actions of the Boards of Trustees of the foregoing Trust and the Multi-Manager Funds thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Lloyd A. Wennlund
Lloyd A. Wennlund
President
Northern Funds

EXHIBIT C-2

VERIFICATION

RULE 0-2(d)

NORTHERN INSTITUTIONAL FUNDS

VERIFICATION

The undersigned states that he has duly executed the attached Application dated November 18, 2009 for and on behalf of Northern Institutional Funds (the “Trust”); that he is President of the foregoing Trust; and that all actions of the Board of Trustees of the foregoing Trust necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Lloyd A. Wennlund
Lloyd A. Wennlund
President
Northern Institutional Funds

EXHIBIT C-3

VERIFICATION

RULE 0-2(d)

NORTHERN TRUST INVESTMENTS, N.A.

VERIFICATION

The undersigned states that he has duly executed the attached Application dated November 18, 2009 for and on behalf of Northern Trust Investments, N.A.; that he is Senior Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Eric K. Schweitzer
Eric K. Schweitzer
Senior Vice President
Northern Trust Investments, N.A.

EXHIBIT C-4

VERIFICATION

RULE 0-2(d)

THE NORTHERN TRUST COMPANY OF CONNECTICUT

VERIFICATION

The undersigned states that he has duly executed the attached Application dated November 18, 2009 for and on behalf of The Northern Trust Company of Connecticut; that he is President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Alan W. Robertson
Alan W. Robertson
President
The Northern Trust Company of Connecticut